UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-42100

RAYTECH HOLDING LIMITED

(Exact name of registrant as specified in its charter)

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Resignation of Yiu Wing Hei as director

On May 19, 2025, Mr. Yiu Wing Hei tendered to Raytech Holding Limited (the “Company”) his resignation as a director of the Company, effectively immediately.

Mr. Yiu’s resignation was due to personal reasons, and not as a result of any disagreement between Mr. Yiu and the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Li Shihua as director

Concurrently with the resignation of Mr. Yiu, the board of directors of the Company appointed Mr. Li Shihua to succeed Mr. Yiu as a new director of the Company. Mr. Yiu was also appointed to succeed Mr. Yiu as the Chair and a member of the Audit Committee, and as a member of the Nomination and Corporate Governance Committee and the Compensation Committee of the Company.

Mr. Li has more than 10 years of experience in the financial industry. Since September 2024, Mr. Li has served as a director of WellCell Holdings Co., Ltd. (2477.HK), a telecommunication network solutions provider (“WellCell”) listed on the Hong Kong stock exchange. Since May 2024, Mr. Li has also served as a director of the strategic development department of WellCell Tech (HK) Co., Limited, a wholly owned subsidiary of WellCell, mainly responsible for strategic planning, investments, mergers & acquisitions, and overseas business expansion for the company. Mr. Li joined WellCell from Silkroad Goldenbridge Capital Management Limited, a Shenzhen, Guangdong-based private equity firm, where he served as its investment vice president from July 2023 to March 2024. Before that, Mr. Li served as an investment director of Shenzhen Qianhai Hongzhao Fund Management Co., Ltd., an investment fund, from May 2017 to June 2023. Mr. Li received a Bachelor’s Degree in Environmental Engineering from Sun Yat-sen University in Guangdong, PRC, in 2012, and a Master’s Degree in Applied Finance from Australian National University in Canberra, Australia, in 2017.

The Company believes that Mr. Li qualifies as an independent director of the Company in accordance with Nasdaq Listing Rules and regulations of the Securities and Exchange Commission (“SEC”), and as an “audit committee financial expert” under SEC regulations.

In connection with Mr. Li’s appointment, the Company has entered into an offer letter, pursuant to which Mr. Li shall be entitled to receive an annual cash compensation of $14,400, payable quarterly. In addition, the Company has also entered into an indemnity agreement with Mr. Li.

Exhibits

Exhibit No.	Description
4.1	Offer Letter from the Company to Mr. Li, dated May 19, 2025
4.2	Indemnity Agreement, by and between Mr. Li and the Company, dated May 19. 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2025	Raytech Holding Limited

	By:	/s/ Tim Hoi Ching
Tim Hoi Ching
Chief Executive Officer

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